# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hudson Pacific Properties, Inc., CIK 0001482512
CUSIP: 444097406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11601 WILSHIRE BLVD., NINTH FLOOR, LOS ANGELES, California (CA), 90025
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001869199

## Reporting persons
- Philosophy Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,688,281; sole dispositive power 0; shared dispositive power 3,688,281; aggregate amount beneficially owned 3,688,281 (6.8% of the class)
  Comment: The percentage reported herein is calculated based on 54,242,024 shares of Common Stock outstanding as of May 1, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.
- Jacob Rubin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,688,281; sole dispositive power 0; shared dispositive power 3,688,281; aggregate amount beneficially owned 3,688,281 (6.8% of the class)
  Comment: The percentage reported herein is calculated based on 54,242,024 shares of Common Stock outstanding as of May 1, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026.

## Item 1. Issuer
Name of issuer: Hudson Pacific Properties, Inc.
Address of issuer's principal executive offices: 11601 Wilshire Blvd., Ninth Floor, Los Angeles, CA 90025

## Item 2. Person Filing
Name of person filing:
Philosophy Capital Management LLC, a Delaware limited liability company ("Philosophy")

Jacob Rubin

Philosophy is the investment adviser and general partner of private investment funds and the investment adviser to other clients. Mr. Rubin is the control person of Philosophy. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: 3201 Danville Boulevard, Suite 100, Alamo, CA 94507
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The response to Row 9 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item
Percent of class: The response to Row 11 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Sole power to vote or to direct the vote: The response to Row 5 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to vote or to direct the vote: The response to Row 6 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Sole power to dispose or to direct the disposition: The response to Row 7 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to dispose or to direct the disposition: The response to Row 8 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Philosophy Capital Management LLC: /s/ Jacob Rubin, Managing Member (05/14/2026)
- Jacob Rubin: /s/ Jacob Rubin, Reporting person (05/14/2026)